[Letterhead]

August 1, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-0505

Re:                             Great Elm Capital Corp.

Registration Statement on Form N-14

(File Nos. 814-01211 and 333-          )

Ladies and Gentlemen:

On behalf of Great Elm Capital Corp. (the “Company”), transmitted for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), is the Company’s Registration Statement on Form N-14 (the “Registration Statement”) to register under the 1933 Act the shares of the Company’s common stock to be issued in connection with the merger of Full Circle Capital Corporation (“Full Circle”) with and into the Company (the “Merger”).  The Registration Statement also constitutes a proxy statement of Full Circle under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the special meeting of Full Circle common stockholders at which Full Circle common stockholders will be asked to vote on a proposal to approve the Merger.

We would appreciate an expedited review process as Full Circle hopes to hold its special meeting of stockholders in September 2016.

Please call me at 202-729-7477 with any comments on the Registration Statement or if you have any questions regarding this filing.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ John J. Mahon
John J. Mahon